Exhibit 99.1

International Game Technology PLC Annual General Meeting

On 20 June 2016, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2016 AGM”). At the 2016 AGM, six matters were considered and acted upon. Each of the resolutions 1 — 6 were adopted. The number of votes cast for and against, as well as abstentions and broker non-votes, are set forth below.

Resolution 1: To receive and adopt the Company’s annual accounts and reports of the directors and the auditor for the financial year ended 31 December 2015 (“Annual Reports and Accounts”).

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
355,499,902.022000	315,616.533500	499,134.274500	0.000000

Resolution 2: To approve the directors’ remuneration report (excluding the part containing the directors’ remuneration policy) set out in section 2 of the Annual Reports and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
312,839,908.046500	43,397,423.887000	77,320.896500	0.000000

Resolution 3: To approve the directors’ remuneration policy (excluding the part containing the directors’ remuneration report) set out in section 2 of the Annual Reports and Accounts, effective immediately following the AGM.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
312,778,732.150500	43,435,587.835000	100,332.844500	0.000000

Resolution 4: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2016 AGM until the conclusion of the next general meeting of the Company at which accounts and reports are laid before the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
355,960,577.348000	27,988.948000	326,086.534000	0.000000

Resolution 5: To authorise the board of directors of the Company or its audit committee to determine the auditor’s remuneration.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
356,039,372.244500	211,186.689000	64,093.896500	0.000000

Resolution 6: To authorise, in accordance with sections 366 and 367 of the Companies Act 2006 (the “Act”), the Company and any company which is, or becomes, a subsidiary of the Company at any time during the period for which this resolution has effect, during the period beginning on the date of the passing of this resolution and ending on the date of the Company’s next annual general meeting, to:

a.              make political donations to political parties and/or independent election candidates not exceeding £100,000 in total;

b.              make political donations to political organisations (other than political parties) not exceeding £100,000 in total; and

c.               incur political expenditure not exceeding £100,000 in total,

in each case, as such terms are defined in Part 14 of the Act and provided that the aggregate of all expenditure under paragraphs (a), (b) and (c) of this Resolution 6 shall not exceed £100,000 in total.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
355,532,695.970000	423,480.378000	358,476.482000	0.000000